Exhibit 99.4

15 December 2017

CONSENT of QUALIFIED PERSON

I, Dana Roets, do hereby consent to the public filing of the technical report titled National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe, prepared for Caledonia Mining Corporation Plc and dated 15 December 2017.

Yours Sincerely

___________________________

Dana Roets

Chief Operating Officer

Caledonia Mining South Africa Proprietary Limited